Filed Pursuant to Rule 424(b)(2)
Registration No.: 333-138475

PROSPECTUS SUPPLEMENT
(To Prospectus Dated March 12, 2009)

17,500,000 Shares

Hercules Offshore, Inc.

COMMON STOCK

Hercules Offshore, Inc. is offering 17,500,000 shares of its common stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “HERO.” On September 24, 2009, the last reported sale price of the common stock on the NASDAQ Global Select Market was $5.35 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page S-9 of this prospectus supplement to read about factors you should consider before buying shares of the common stock.

PRICE $5.00 PER SHARE

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Company
Per Share	$5.00	$0.2375	$4.7625
Total	$87,500,000	$4,156,250	$83,343,750

We have granted the underwriters a 30-day option to purchase up to an additional 2,625,000 shares from us on the same terms and conditions set forth above if the underwriters sell more than 17,500,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about September 30, 2009.

MORGAN STANLEY	UBS INVESTMENT BANK

BofA Merrill Lynch	Deutsche Bank Securities	FBR Capital Markets
Goldman, Sachs & Co.	Jefferies & Company	Pritchard Capital Partners, LLC

Raymond James	Tudor, Pickering, Holt & Co.

September 24, 2009

Industry and Market Data

In this prospectus supplement or the documents we incorporate by reference, we rely on and refer to information regarding our industry from the U.S. Energy Information Administration and ODS-Petrodata, Inc. These organizations are not affiliated with us and are not aware of and have not consented to being named in this prospectus supplement or the accompanying prospectus. We believe this information is reliable. In addition, in many cases we have made statements in this prospectus supplement and the accompanying prospectus regarding our industry and our position in the industry based on our experience in the industry and our own evaluation of market conditions.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the prospectus. The second part is the accompanying prospectus dated March 12, 2009, which we refer to as the “accompanying prospectus.” The accompanying prospectus gives more general information, some of which does not apply to this offering.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any written communication from us or the underwriters, including any free writing prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the prospectus supplement. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Before you invest in our common stock, you should carefully read the registration statement described in the accompanying prospectus (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, as well as this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The incorporated documents are described in this prospectus supplement under “Where You Can Find More Information.”

References in this prospectus supplement to “Hercules Offshore,” “we,” “us” and “our” are to Hercules Offshore, Inc., unless otherwise noted.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

This prospectus supplement and the accompanying prospectus are part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2008, as amended by our current report on Form 8-K filed on September 23, 2009;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	our current reports on Form 8-K filed with the SEC on January 6, 2009, February 17, 2009, March 3, 2009, April 28, 2009, June 18, 2009, September 23, 2009 and September 23, 2009, in each case other than information furnished under Item 2.02 or 7.01 of Form 8-K; and

•	the description of our common stock (including the related preferred share purchase rights) contained in our registration statement on Form 8-A as filed with the SEC on October 21, 2005, as that description may be updated from time to time.

We also are incorporating by reference all additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and before the termination of this offering.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following:

Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, Texas 77046
Telephone: (713) 350-5100
Attention: Investor Relations

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FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the information we incorporate by reference, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this prospectus supplement or the documents we incorporate by reference, including statements that address activities, events or developments that we intend, contemplate, estimate, expect, project, believe or anticipate will or may occur in the future, are forward-looking statements. These include such matters as:

•	our levels of indebtedness, covenant compliance and access to capital under current market conditions;

•	our ability to enter into new contracts for our rigs and liftboats and future utilization rates and dayrates for the units;

•	our ability to renew or extend our long-term international contracts, or enter into new contracts, when such contracts expire;

•	demand for our rigs and our liftboats;

•	activity levels of our customers and their expectations of future energy prices;

•	sufficiency and availability of funds for required capital expenditures, working capital and debt service;

•	success of our cost cutting measures and plans to dispose of certain assets;

•	our ability to effectively reactivate rigs that we have recently stacked;

•	our plans to increase international operations, including how successful we are in transporting and also obtaining contracts for the four liftboats we plan to move from the Gulf of Mexico to West Africa;

•	expected useful lives of our rigs and liftboats;

•	future capital expenditures and refurbishment, reactivation, transportation, repair and upgrade costs;

•	liabilities and restrictions under coastwise laws of the United States and regulations protecting the environment;

•	expected outcomes of litigation, claims and disputes and their expected effects on our financial condition and results of operations; and

•	expectations regarding offshore drilling activity and dayrates, market conditions, demand for our rigs and liftboats, operating revenues, operating and maintenance expense, insurance coverage, insurance expense and deductibles, interest expense, debt levels and other matters with regard to outlook and future earnings.

We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such statements. Although it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described under “Risk Factors” in our most recent annual report on Form 10-K and quarterly reports on Form 10-Q and the following:

•	oil and natural gas prices and industry expectations about future prices;

•	demand for offshore drilling rigs and liftboats;

•	our ability to enter into and the terms of future contracts;

•	the worldwide military and political environment and uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, West Africa and other oil and natural gas producing regions or acts of terrorism or piracy;

S-iv

•	the impact of governmental laws and regulations;

•	the adequacy and costs of sources of credit and liquidity;

•	uncertainties relating to the level of activity in offshore oil and natural gas exploration, development and production;

•	competition and market conditions in the contract drilling and liftboat industries;

•	the availability of skilled personnel in view of recent reductions in our personnel;

•	labor relations and work stoppages, particularly in the West African and Mexican labor environments;

•	operating hazards such as hurricanes, severe weather and seas, fires, cratering, blowouts, war, terrorism and cancellation or unavailability of insurance coverage, or insufficient insurance coverage;

•	the effect of litigation and contingencies; and

•	our inability to achieve our plans or carry out our strategy.

Many of these factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. In addition, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements except as required by applicable law.

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SUMMARY

This summary does not contain all of the information that is important to you. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of this offering. You should read “Risk Factors” beginning on page S-9 of this prospectus supplement for more information about important risks that you should consider before making a decision to purchase common stock in this offering.

Hercules Offshore, Inc.

Hercules Offshore, Inc. is a leading provider of shallow-water drilling and marine services to the oil and natural gas exploration and production industry globally. We provide these services to national oil and gas companies, major integrated energy companies and independent oil and natural gas operators. As of September 22, 2009, we owned a fleet of 30 jackup rigs, 17 barge rigs, three submersible rigs, one platform rig, a fleet of marine support vessels and 60 liftboat vessels. In addition, we operate five liftboat vessels owned by a third party. We operate in nine countries on three continents. Our diverse fleet is capable of providing services such as oil and gas exploration and development drilling, well service, platform inspection maintenance and decommissioning operations.

As of September 22, 2009, our business segments include the following:

•	Domestic Offshore — includes 20 jackup rigs and three submersible rigs in the U.S. Gulf of Mexico that can drill in maximum water depths ranging from 85 to 350 feet. Four of the jackup rigs are working on short-term contracts and another seven jackup rigs are available for contracts. Nine jackup rigs and the three submersibles are cold stacked.

•	International Offshore — includes 10 jackup rigs and one platform rig outside of the U.S. Gulf of Mexico. We have one jackup rig working offshore in each of Malaysia and Angola, as well as one jackup rig warm stacked in each of Bahrain and Gabon. We have two jackup rigs working offshore in each of India and Saudi Arabia and two jackup rigs and one platform rig operating in Mexico. In August 2009, we closed the sale of the Hercules 110, which had been cold stacked in Trinidad.

•	Inland — includes a fleet of six conventional and 11 posted barge rigs that operate inland in marshes, rivers, lakes and shallow bay or coastal waterways along the U.S. Gulf Coast. Three of our inland barges are either operating on short-term contracts or available and 14 are cold stacked.

•	Domestic Liftboats — operates 41 liftboats in the U.S. Gulf of Mexico. Currently, 38 liftboats are either working on short-term contracts or are available. Three are cold stacked.

•	International Liftboats — includes 24 liftboats. Eighteen are operating offshore West Africa, including five liftboats owned by a third party. One liftboat is operating in the Middle East region and one liftboat is in the Middle East region available for contracts. Four liftboats are scheduled to be mobilized from the U.S. Gulf of Mexico to West Africa in early October and are expected to arrive in West Africa in late October. These four liftboats are expected to be available for work between November 2009 and January 2010.

•	Delta Towing — our Delta Towing business operates a fleet of 30 inland tugs, 12 offshore tugs, 34 crew boats, 46 deck barges, 17 shale barges and four spud barges along and in the U.S. Gulf of Mexico and along the Southeastern coast. As of September 22, 2009, 24 crew boats, 17 inland tugs and four offshore tugs were cold stacked and the remaining are working or available for contracts.

Our jackup rigs, submersible rigs and barge rigs are used primarily for exploration and development drilling in shallow waters. Under most of our contracts, we are paid a fixed daily rental rate called a “dayrate,” and we are required to pay all costs associated with our own crews as well as the upkeep and insurance of the rig and equipment. Dayrate drilling contracts typically provide for payment on a dayrate basis, with higher rates while the unit is operating and lower rates or a lump sum payment for periods of mobilization or when operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other factors.

Our liftboats are self-propelled, self-elevating vessels that support a broad range of offshore support services, including platform maintenance, platform construction, well intervention and decommissioning services throughout the life of an oil or natural gas well. A liftboat contract generally is based on a flat dayrate for the vessel and crew. Our liftboat dayrates are determined by prevailing market rates, vessel availability and historical rates paid by the specific customer. Under most of our liftboat contracts, we receive a variable rate for reimbursement of costs such as catering, fuel, oil, rental equipment, crane overtime and other items. Liftboat contracts generally are for shorter terms than are drilling contracts.

Competitive Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

•	Leading provider of services. We are a leading service provider in our core businesses: jackup drilling in the shallow waters of the U.S. Gulf of Mexico and domestic and international liftboats. We own the fourth largest jackup rig fleet in the world and have the largest jackup rig fleet in the oil and natural gas prolific U.S. Gulf of Mexico. In addition, our liftboat fleet of 65 vessels is the largest liftboat fleet in the world and has allowed us to gain the leading position in the U.S. Gulf of Mexico and West Africa. We also have an expanding international jackup presence. We believe this leadership position allows us to better meet the requirements of our customers and also provides us with greater efficiencies, economies of scale and operational flexibility relative to many of our competitors.

•	Diversity of assets, revenue streams, and geographic footprint. We have a diversified set of assets that generate revenue streams with complementary cash flow profiles. While the performance of some of our businesses, such as domestic offshore drilling and inland barges, is highly cyclical due to the short-term nature of the contracts and the correlation to changes in commodity prices, our international offshore and liftboat businesses are typically less cyclical due to longer-term contracts and production-related activities. During the fiscal quarter ended June 30, 2009, we generated 77% of our revenues from liftboats and our international drilling rigs. We also have a geographically balanced revenue stream with operations in nine countries. During the fiscal quarter ended June 30, 2009, we generated 67% of our revenues internationally. Our breadth of services provided and broad geographic scope of operations help reduce the volatility of our cash flows.

•	Meaningful backlog with solid counterparties. We have a strong revenue backlog of approximately $574 million as of September 22, 2009. Of this backlog, $502 million is in our international offshore segment, which experienced gross profit margins of 59% for the six months ended June 30, 2009. Majors, national oil companies and independents with investment grade ratings account for approximately 86% of total contracted revenue. We believe the size of our revenue backlog and the quality of the customers behind it provides us with an attractive and visible stream of cash flows over the next few years.

•	Proactive cost management. We have a flexible cost structure that allows us to adapt to changes in market conditions. In response to lower drilling activity over the last twelve months, we implemented cost reduction initiatives and have reduced our workforce by over 45%, stacked nine jackup rigs, three submersible rigs, and 14 barge rigs, and reduced our 2009 capital spending budget by $164 million, relative to the 2008 budget. In addition, because our jackup fleet consists of smaller rigs that require smaller crews to operate when compared to fleets consisting of higher specification assets, we believe we have an operating and capital cost advantage. Our operating expenditures during the three months ended June 30, 2009 were $65 million less than our operating expenditures for the three months ended September 30, 2008, the last quarter prior to implementation of our cost reduction initiatives. We believe that our response to the economic and industry downturn will provide us with the ability to better withstand any further weakening of business conditions and respond to improving conditions.

•	Knowledgeable and experienced management team focused in the oilfield services industry. Our operating level management team has extensive industry experience both in the U.S. Gulf of Mexico and internationally, with an average of over 25 years of experience in the oil service industry. We believe that our management team’s considerable knowledge and experience enhance our ability to operate effectively throughout industry cycles and provide us with valuable insight in identifying and executing on business opportunities. Our management team also has extensive experience in managing growth, developing creative businesses solutions and integrating acquisitions, which we expect will provide us with an advantage when market and economic conditions improve.

Business Strategies

We aim to be the leading provider of shallow water drilling and liftboat services to the oil and natural gas exploration and production industry. We intend to employ the following strategies to achieve our goal:

•	Focus on drilling and liftboat services. We are one of the largest operators of a diverse fleet of jackup rigs and liftboats globally, and believe we are well-positioned to benefit from any increase in drilling and production maintenance activity.

•	Maintain our status as an efficient, low-cost service provider. We intend to maintain an organizational structure and asset base that allow us to be an efficient, low-cost service provider in the industry.

•	Optimize our capital structure and maintain financial flexibility. In order to further strengthen our capital structure, we intend to continue to reduce our overall debt levels in the coming months and years, while maintaining our financial flexibility. Since December 2008, we have retired $154.1 million of our convertible notes in exchange for $50.9 million of cash and the issuance of 7,755,440 shares of our common stock. We also recently completed an amendment to our credit agreement which relaxed certain covenants through the end of the term of the facility. Pro forma for the reduction in the revolving credit facility under the amendment, we had approximately $290 million of liquidity as of June 30, 2009. Our recent success in reducing total debt and improving our financial covenant profile provides us increased operating and financial flexibility, and positions us to react quickly and take advantage of increased operating activity by our clients. We continue to evaluate opportunities to improve our capital structure, including potential capital expenditure reductions, repayments of indebtedness, equity offerings, and selected asset sales.

•	Continue our focus on safety, reliability and operational excellence. We intend to continue to devote significant resources to safety, reliability and operational excellence, which we believe promotes a culture of diligence and minimizes risk. Since year end 2007, we have had a 32% improvement in our total recordable incident rate (1.77 in 2007 vs. 1.21 in the first six months of 2009), and a 24% improvement in our lost time incident rate (0.45 in 2007 vs. 0.34 in the first six months of 2009).

•	Continue our geographic diversification. We are committed to continuing to expand internationally and leverage our current geographic footprint. We have expanded the number of international rigs that we operate from two jackups in 2007 to the ten rigs we operate today. Our international liftboat business has also grown from the original four liftboats we operated in West Africa in 2005 to 20 liftboats we operate in the Middle East and West Africa today. We intend to move four additional liftboats to West Africa in October 2009.

•	Pursue growth opportunities with a disciplined approach. Our long-term strategy is to undertake growth projects and acquisitions that generate an attractive return on capital. All potential projects are carefully evaluated based on their ability to improve our competitive position throughout the business cycle and strengthen our financial profile and liquidity position.

Third Quarter Update

We do not as a matter of course make public projections as to future earnings or other results. However, in the context of this offering our management has prepared the following third quarter update. The prospective financial information presented below was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance.

The prospective financial information presented below is not a guarantee that we will achieve any specific level of revenues, operating costs or any other financial measure presented below. Investors should not place undue reliance on the prospective financial information presented below as actual results may vary significantly. We are providing this information to help investors understand our projected revenues and operating costs for the third quarter. Our actual results are subject to change and may vary significantly from the amounts or ranges indicated in the prospective financial information presented below. Please also read “Forward-Looking Statements” in this prospectus supplement for additional cautionary language regarding the uncertainty of forward-looking information.

Neither our independent registered public accountants, nor any other independent registered public accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

•	Domestic Drilling Operational Update. The bidding activity for our domestic offshore and inland businesses has increased in September from the low in July as our customers plan their post-hurricane season activity. Our average backlog in Domestic Offshore increased to 83 days as of September 22, 2009 from 24 days as of July 21, 2009. The active hurricane seasons of 2005 and 2008 have increased the seasonality of our domestic offshore businesses, as many of our customers reduce activity during hurricane season, which is from June 1 through November 1.

•	International Offshore Operational Update. Early in the third quarter we completed upgrades to Hercules 185 and it commenced its 18 month contract in Angola. We experienced unanticipated downtime on both Hercules 208 and Hercules 260 for 28 and 52 days, respectively. Hercules 208 earned a reduced dayrate and Hercules 260 was at zero dayrate during the downtime. We estimate the downtime adversely impacted third quarter revenue by approximately $12 million.

•	Liftboat Operational Update. We intend to mobilize the 230¢ class Tiger Shark, the 200¢ class Cutlassfish and Creole Fish and the 175¢ class Mako from the Gulf of Mexico to West Africa where higher dayrates and longer term contracts are more prevalent. The vessels are scheduled to depart the Gulf of Mexico in early October and arrive in West Africa in late October at a cost of approximately $6 million. If we do not obtain signed contracts prior to the vessels’ departure, these transportation costs will be expensed primarily in the fourth quarter of 2009. The vessels will also undergo various upgrades at an approximate cost of $2 million and are expected to commence work between November 2009 and January 2010.

•	Revenue and Cost Expectations. Although full results for the third quarter are not yet available, based on the results of July and August, excluding the impact of asset sales, we are currently anticipating our revenue and operating costs for the third quarter to be as follows:

•	We currently anticipate third quarter revenues will be approximately $155 million to $160 million.

•	Domestic Offshore operating costs per day are expected to be approximately $28,000 to $30,000 per day for marketed rigs and $7,500 per day for cold stacked rigs. We therefore expect our total Domestic Offshore operating costs to be approximately $37 million to $39 million for the third quarter.

•	International Offshore operating costs are expected to be approximately $47 million to $48 million for the third quarter, which reflects the costs associated with the Hercules 185 commencing its contract in Angola early in the third quarter.

•	Inland operating costs per day are expected to be approximately $15,000 to $18,000 per day for the three marketed rigs and $3,000 per day for cold stacked rigs. We expect our total Inland operating costs to be approximately $8 million for the third quarter.

•	Domestic Liftboat operating costs per day are expected to be $3,400 to $3,700 per day, with total Domestic Liftboat operating costs expected to be approximately $12 million to $13 million.

•	International Liftboat total operating costs are expected to be approximately $13 million to $14 million, which reflects the costs associated with the Whale Shark being on contract in the Middle East.

•	Delta Towing operating costs are expected to be approximately $7 million to $8 million for the third quarter.

•	Selling, general and administrative expenses are expected to be approximately $15 million for the third quarter. Depreciation and amortization are expected to be approximately $52 million to $53 million in the third quarter. Interest expense is expected to be approximately $23 million, excluding the impact of the fair value of hedging activity as further discussed below. Our effective tax rate is expected to be approximately 40 percent.

•	In connection with the capital structure improvement actions we have taken, the third quarter will also reflect a net loss on sale of assets of approximately $1 million and a $15 million charge in connection with the credit facility amendment as described below.

Capital Structure Improvement Actions

In addition to reducing our operating cost structure, we have taken the following actions to strengthen our capital structure and increase our financial flexibility:

•	Sale of idle or non-core assets. In June 2009, we entered into an agreement to sell our Hercules 100 and Hercules 110 jackup drilling rigs for a total purchase price of $12.0 million. The Hercules 100 was classified as “retired” and was stacked in Sabine Pass, Texas, and the Hercules 110 was cold stacked in Trinidad. The sale of the Hercules 100 and Hercules 110 closed in August 2009. During 2009, we have also sold $8.0 million of marine vessels owned by Delta Towing, LLC. During the third quarter we repaid $16.1 million of our term loan with asset sale proceeds and incurred a net loss on sale of assets of $1.1 million. We have engaged a rig broker to assist us in selling our assets classified as “retired,” and have recently entered into an agreement to sell two retired barge rigs for $0.6 million.

•	Credit agreement amendment. In July 2009, we amended our credit agreement to, among other things, eliminate the requirement that we comply with the total leverage ratio financial covenant for the nine month period commencing October 1, 2009 and ending June 30, 2010, increase our maximum total leverage ratio upon reinstatement, revise the definition of fixed charge coverage ratio and reduce our minimum fixed charge coverage ratio that we must maintain. In connection with the amendment we expensed $15 million, of which $11 million was a non-cash charge associated with the write off of deferred debt issuance costs. The credit agreement amendment provides us with additional flexibility to assist us in managing the business through the current downturn.

In connection with the inclusion of a LIBOR floor in the credit agreement, the interest rate hedges that we had previously entered into are no longer designated as hedges for accounting purposes. This will require us to recognize a gain or loss on a quarterly basis as we mark the financial instruments to fair value.

•	Convertible senior notes retirement. Since December 2008, we have retired $154.1 million notional amount of our convertible senior notes in exchange for $50.9 million of cash and the issuance of 7,755,440 shares of our common stock. Approximately $95.9 million of the convertible senior notes remain outstanding.

•	Potential refinancing of additional term loan indebtedness. We are contemplating issuing, subject to market conditions, additional debt securities in the near future, the proceeds of which would be used to repay additional indebtedness outstanding under our term loan facility.

Our principal executive office is located at 9 Greenway Plaza, Suite 2200, Houston, Texas 77046, telephone (713) 350-5100. We maintain a website at http://www.herculesoffshore.com that provides information about our business and operations. Information contained on this website, however, is not incorporated into or otherwise a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Issuer	Hercules Offshore, Inc.

Common stock offered	17,500,000 shares (20,125,000 if the underwriters exercise their over-allotment option in full).

Over-allotment option	2,625,000 shares.

Common stock outstanding after this offering	113,333,845 shares (115,958,845 shares if the underwriters exercise their over-allotment option in full).(1)

Use of proceeds	We expect to receive net proceeds from this offering of approximately $82.3 million, after deducting underwriting discounts and the estimated offering expenses. If the underwriters exercise their over-allotment option in full, we expect to receive net proceeds of approximately $94.8 million. We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their over-allotment option, to repay a portion of the indebtedness outstanding under our term loan facility and for general corporate purposes, which may in the future include repaying indebtedness, among other things. Pending any specific application, we may initially invest the net proceeds in short-term marketable securities. Certain of the underwriters or their affiliates are lenders under our credit facility and will receive a portion of the net proceeds of this offering used to reduce our outstanding borrowings under our credit facility. Please read “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

Risk factors	See “Risk Factors” beginning on page S-9 of this prospectus supplement for a discussion of the risk factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Global Select Market symbol	HERO

(1)	The number of shares of our common stock to be outstanding after this offering excludes 4,789,130 shares of common stock reserved for issuance under our 2004 long-term incentive plan, of which options to purchase 4,438,735 shares at a weighted average exercise price of $11.39 per share had been issued as of September 22, 2009.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the following consolidated financial information as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. Our audited consolidated financial statements as of and for the year ended December 31, 2008 reflect the retrospective adoption of Financial Accounting Standards Board Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” and as related to the consolidated financial statements as of December 31, 2008 and 2007, the reclassification of assets associated with the Hercules 100 and the Hercules 110 as assets held for sale, as set forth in our Current Report on Form 8-K filed September 23, 2009. We have also derived the following consolidated financial information as of June 30, 2009 and for the six-month periods ended June 30, 2009 and 2008 from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. The financial information as of and for the six-month periods ended June 30, 2009 and 2008 include, in management’s opinion, all adjustments necessary for the fair presentation of our financial position as of such date and our results of operations for such periods and may not be indicative of results to be expected for the full year.

The following summary financial data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and accompanying notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which can be found in our quarterly report on Form 10-Q for the quarter ended June 30, 2009 and our current report on Form 8-K filed on September 23, 2009, each as incorporated by reference into this prospectus. See “Where You Can Find More Information” in this prospectus supplement.

	Six Months Ended		Year Ended
	June 30,		December 31,
	2009(a)	2008	2008(b)	2007	2006
	(unaudited)

	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$407,182	$482,600	$1,111,807	$726,278	$344,312
Operating income (loss)	(16,720)	62,216	(1,120,913)	225,642	158,057
Income (loss) from continuing operations	(16,298)	21,263	(1,081,870)	136,012	119,050
Earnings (loss) per share from continuing operations:
Basic	$(0.18)	$0.24	$(12.25)	$2.31	$3.80
Diluted	(0.18)	0.24	(12.25)	2.28	3.70
Other Financial Data:
Net cash provided by (used in):
Operating activities	$88,322	$68,854	$269,948	$175,741	$124,241
Investing activities	(58,291)	(383,237)	(515,787)	(825,007)	(149,983)
Financing activities	(6,606)	199,957	139,842	788,946	50,939
Capital expenditures(c)	62,068	451,367	585,084	155,390	204,456
Deferred drydocking expenditures	9,662	9,151	17,269	20,772	12,544

	June 30,	December 31,	December 31,
	2009	2008	2007
	(unaudited)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$129,880	$106,455	$212,452
Working capital	185,148	224,785	367,117
Total assets	2,512,308	2,590,895	3,643,948
Long-term debt, net of current portion	960,222	1,015,764	890,013
Total stockholders’ equity	952,156	925,315	2,011,433

(a)	Includes $26.9 million in impairment of property and equipment charges ($13.1 million, net of tax), or $0.15 per diluted share.

(b)	Includes $950.3 million ($950.3 million, net of taxes, or $(10.76) per diluted share) and $376.7 million ($236.7 million, net of taxes, or $(2.68) per diluted share) in impairment of goodwill and impairment of property and equipment charges, respectively.

(c)	Capital expenditures in 2008 included the purchase of Hercules 350, Hercules 262 and Hercules 261 as well as related equipment for $321 million.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the following discussion of risks and the other information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, before deciding whether an investment in our common stock is suitable for you.

Our business depends on the level of activity in the oil and natural gas industry, which is significantly affected by volatile oil and natural gas prices.

Our business depends on the level of activity in oil and natural gas exploration, development and production in the U.S. Gulf of Mexico and internationally, and in particular, the level of exploration, development and production expenditures of our customers. Demand for our drilling services is adversely affected by declines associated with depressed oil and natural gas prices. Even the perceived risk of a decline in oil or natural gas prices often causes oil and gas companies to reduce spending on exploration, development and production. Reductions in capital expenditures of our customers have reduced rig utilization and day rates. In particular, changes in the price of natural gas materially affect our operations because drilling in the shallow-water U.S. Gulf of Mexico is primarily focused on developing and producing natural gas reserves. However, higher prices do not necessarily translate into increased drilling activity since our clients’ expectations about future commodity prices typically drive demand for our services. Oil and natural gas prices are extremely volatile and have recently declined considerably. On July 2, 2008 natural gas prices were $13.31 per million British thermal unit, or MMBtu, at the Henry Hub. They subsequently declined sharply, reaching a low of $1.88 per MMBtu at the Henry Hub on September 4, 2009. As of September 21, 2009, the closing price of natural gas at the Henry Hub was $3.35 per MMBtu. The spot price for West Texas intermediate crude has recently ranged from a high of $145.29 per barrel as of July 3, 2008, to a low of $31.41 per barrel as of December 22, 2008, with a closing price of $71.55 per barrel as of September 22, 2009. Commodity prices are affected by numerous factors, including the following:

•	the demand for oil and natural gas in the United States and elsewhere;

•	the cost of exploring for, developing, producing and delivering oil and natural gas, and the relative cost of onshore production or importation of natural gas;

•	political, economic and weather conditions in the United States and elsewhere;

•	imports of liquefied natural gas;

•	expectations regarding future commodity prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, commonly called “OPEC,” to set and maintain production levels and pricing;

•	the level of production in non-OPEC countries;

•	domestic and international tax policies and governmental regulations;

•	the development and exploitation of alternative fuels, and the competitive, social and political position of natural gas as a source of energy compared with other energy sources;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves;

•	the worldwide military and political environment and uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, West Africa and other significant oil and natural gas producing regions; and

•	acts of terrorism or piracy that affect our areas of operations, especially in Nigeria, where armed conflict, civil unrest and acts of terrorism have recently increased.

As a result of the worldwide recession, reduction in the demand for drilling and liftboat services has materially eroded dayrates and utilization rates for our units, adversely affecting our financial condition and results of operations. The current worldwide recession has led to a sharp decline in energy consumption, which has materially and adversely affected our results of operations. Continued hostilities in the Middle East and West Africa and the occurrence or threat of terrorist attacks against the United States or other countries could contribute to the current recession in the economies of the United States and other countries where we operate. A sustained or deeper recession could further limit economic activity and thus result in an additional decrease in energy consumption, which in turn would cause our revenues and margins to further decline and limit our future growth prospects.

The offshore service industry is highly cyclical and is currently experiencing low demand and low dayrates. The volatility of the industry, coupled with our short-term contracts, has resulted and could continue to result in sharp declines in our profitability.

Historically, the offshore service industry has been highly cyclical, with periods of high demand and high dayrates often followed by periods of low demand and low dayrates. Periods of low demand, such as the current recession, intensify the competition in the industry and often result in rigs or liftboats being idle for long periods of time. In response to the current recession, we have stacked additional rigs and liftboats and entered into lower dayrate contracts. As a result of the cyclicality of our industry, we expect our results of operations to be volatile and to decrease during market declines such as the current recession.

Maintaining idle rigs or the sale of assets below their then carrying value may cause us to experience losses and may result in impairment charges.

Prolonged periods of low rig utilization and dayrates, the cold stacking of idle rigs or the sale of assets below their then carrying value may cause us to experience losses. These events may also result in the recognition of impairment charges on certain of our drilling rigs if future cash flow estimates, based upon information available to management at the time, indicate that their carrying value may not be recoverable or if we sell assets at below their then current carrying value.

Our industry is highly competitive, with intense price competition. Our inability to compete successfully may reduce our profitability.

Our industry is highly competitive. Our contracts are traditionally awarded on a competitive bid basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job, although rig and liftboat availability, location and technical capability and each contractor’s safety performance record and reputation for quality also can be key factors in the determination. Dayrates also depend on the supply of rigs and vessels. Generally, excess capacity puts downward pressure on dayrates, and we have recently experienced declines in utilization and dayrates. Excess capacity can occur when newly constructed rigs and vessels enter service, when rigs and vessels are mobilized between geographic areas and when non-marketed rigs and vessels are re-activated.

Some of our competitors also are incorporated in tax-haven countries outside the United States, which provides them with significant tax advantages that are not available to us as a U.S. company, which may materially impair our ability to compete with them for many projects that would be beneficial to our company.

We have a significant level of debt, and could incur additional debt in the future. Our debt could have significant consequences for our business and future prospects.

As of June 30, 2009, we had total outstanding debt of approximately $969.2 million. This debt represented approximately 50.4% of our total book capitalization. As of June 30, 2009, we had $235.9 million of available capacity under our revolving credit facility, after the commitment of $14.1 million for standby letters of credit. Pursuant to the recent amendment to our credit facility, the size of our revolving credit facility has been reduced by $75.0 million to $175.0 million, leaving $165.0 million of available capacity at September 22, 2009 after taking into account outstanding letters of credit. We may continue to borrow under our revolving credit facility to fund working capital or other needs in the near term up to the remaining availability. Our debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences for our business and future prospects, including the following:

•	we may not be able to obtain necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes and we may be required under the terms of the amendment to our credit facility to use the proceeds of any financing we obtain to repay or prepay existing debt;

•	we will be required to dedicate a substantial portion of our cash flow from operations to payments of principal and interest on our debt;

•	we may be exposed to risks inherent in interest rate fluctuations because our borrowings generally are at variable rates of interest, which will result in higher interest expense to the extent that we do not hedge such risk in the event of increases in interest rates;

•	we could be more vulnerable during downturns in our business and be less able to take advantage of significant business opportunities and to react to changes in our business and in market or industry conditions; and

•	we may have a competitive disadvantage relative to our competitors that have less debt.

Our ability to make payments on and to refinance our indebtedness, including the convertible notes issued by us in June 2008, and to fund planned capital expenditures will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and other commitments, and any insufficiency could negatively impact our business. To the extent we are unable to repay our indebtedness as it becomes due or at maturity with cash on hand, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we may not be able to complete asset sales in a timely manner sufficient to make such repayments.

Our amended credit agreement imposes significant additional costs and operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and taking certain actions.

Our amended credit agreement imposes significant additional costs and operating and financial restrictions on us. These restrictions limit our ability to, among other things:

•	make certain types of loans and investments;

•	pay dividends, redeem or repurchase stock, prepay, redeem or repurchase other debt or make other restricted payments;

•	incur or guarantee additional indebtedness;

•	use proceeds from asset sales, new indebtedness or equity issuances for general corporate purposes or investment into our current business;

•	invest in certain new joint ventures;

•	create or incur liens;

•	place restrictions on our subsidiaries’ ability to make dividends or other payments to us;

•	sell our assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	enter into new lines of business.

In addition, under our amended credit agreement, we are required to prepay our term loan with 100% of our excess cash flow for the fiscal year ending December 31, 2009 and, thereafter, 50% of our excess cash flow through the fiscal year ending December 31, 2012. Our term loan must also be prepaid using the proceeds from unsecured debt issuances (with the exception of refinancing), secured debt issuances and sales of assets in excess of $25 million annually, as well as 50% of proceeds from equity issuances (excluding those for permitted acquisitions or to meet the minimum liquidity requirements) unless we have achieved a specified leverage ratio. The amended credit agreement imposes additional costs on us, including higher interest rates with respect to the debt outstanding under our credit facility. Our amended credit agreement also imposes significant financial and operating restrictions on us. These restrictions will further limit our ability to acquire assets, except in cases in which the consideration is equity (the net cash proceeds of an issuance thereof) or we are in compliance with our financial covenants as they existed prior to the amendment of the credit agreement. Our compliance with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, finance our acquisitions, equipment purchases and development expenditures, or withstand the present or any future downturn in our business.

If we are unable to comply with the restrictions and covenants in our amended credit agreement, there could be a default, which could result in an acceleration of repayment of funds that we have borrowed.

Our credit agreement requires that we meet certain financial ratios and tests. As of June 30, 2009, we were in compliance with all of our financial covenants under the credit agreement. Effective July 27, 2009, we entered into an amendment of our credit agreement to provide additional flexibility in certain financial covenants. However, there can be no assurance that we will be able to comply with the modified financial covenants. Furthermore, the amendment to our credit agreement also imposes additional and different covenants and restrictions, including the imposition of a requirement to maintain a minimum level of liquidity at all times. Our ability to comply with these financial covenants and restrictions can be affected by events beyond our control. Continued reduced activity levels in the oil and natural gas industry could adversely impact our ability to comply with such covenants in the future. Our failure to comply with such covenants would result in an event of default under the credit agreement. An event of default could prevent us from borrowing under our revolving credit facility, which could in turn have a material adverse effect on our available liquidity. In addition, an event of default could result in our having to immediately repay all amounts outstanding under the Credit Facility and in foreclosure of liens on our assets.

The continuing worldwide economic recession is materially reducing our revenue, profitability and cash flows.

The current worldwide recession has reduced the availability of liquidity and credit to fund business operations worldwide, and has adversely affected our customers, suppliers and lenders. The recession has reduced worldwide demand for energy and resulted in lower oil and natural gas prices. Forecasted crude oil prices and natural gas prices for 2009 have dropped substantially over the past year. Demand for our services depends on oil and natural gas industry activity and capital expenditure levels that are directly affected by trends in oil and natural gas prices. Any prolonged reduction in oil and natural gas prices will further depress the current levels of exploration, development and production activity. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies can similarly reduce or defer major expenditures. Lower levels of activity result in a corresponding decline in the demand for our services, which could have a material adverse effect on our revenue and profitability.

We may require additional capital in the future, which may not be available to us or may be at a cost which reduces our cash flow and profitability.

Our business is capital-intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt (which could increase our interest costs) or equity financings to execute our business strategy, to fund capital expenditures or to meet our covenants under the credit agreement. Adequate sources of capital funding may not be available when needed or may not be available on acceptable terms and under the terms of the amendment to our credit facility, we may be required to use the proceeds of any capital that we raise to repay existing indebtedness. If we raise additional funds by issuing additional equity securities, existing stockholders may experience dilution. If funding is insufficient at any time in the future, we may be unable to fund maintenance of our vessels, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Asset sales are currently an important component of our business strategy for the purpose of reducing our debt. We may be unable to identify appropriate buyers with access to financing or to complete any sales on acceptable terms.

We are currently considering sales or other dispositions of certain of our assets, and any such disposition could be significant and could significantly affect the results of operations of one or more of our business segments. In the current economic recession, asset sales may occur on less favorable terms than terms that might be available at other times in the business cycle. At any given time, discussions with one or more potential buyers may be at different stages. However, any such discussions may or may not result in the consummation of an asset sale. We may not be able to identify buyers with access to financing or complete any sales on acceptable terms.

Our contracts are generally short term, and we will experience reduced profitability if our customers reduce activity levels or terminate or seek to renegotiate our drilling or liftboat contracts or if we experience downtime, operational difficulties, or safety-related issues.

Currently, all of our drilling contracts with major customers are dayrate contracts, where we charge a fixed charge per day regardless of the number of days needed to drill the well. Likewise, under our current liftboat contracts, we charge a fixed fee per day regardless of the success of the operations that are being conducted by our customer utilizing our liftboat. During depressed market conditions, a customer may no longer need a rig or liftboat that is currently under contract or may be able to obtain a comparable rig or liftboat at a lower daily rate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may have the right to terminate, or may seek to renegotiate, existing contracts if we experience downtime, operational problems above the contractual limit or safety-related issues, if the rig or liftboat is a total loss, if the rig or liftboat is not delivered to the customer within the period specified in the contract or in other specified circumstances, which include events beyond the control of either party.

In the U.S. Gulf of Mexico, contracts are generally short term, and oil and natural gas companies tend to reduce activity levels quickly in response to downward changes in oil and natural gas prices. Due to the short-term nature of most of our contracts, a decline in market conditions can quickly affect our business if customers reduce their levels of operations.

Some of our contracts with our customers include terms allowing them to terminate contracts without cause, with little or no prior notice and without penalty or early termination payments. In addition, we could be required to pay penalties if some of our contracts with our customers are terminated due to downtime, operational problems or failure to deliver. Some of our other contracts with customers may be cancelable at the option of the customer upon payment of a penalty, which may not fully compensate us for the loss of the contract. Early termination of a contract may result in a rig or liftboat being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness. In the first two quarters of 2009, certain of our customers, both domestically and internationally, have sought early termination of their contracts with us. If our customers cancel some of our significant contracts, such as the contracts in our International Offshore segment, and we are unable to secure new contracts on substantially similar terms, our revenues and profitability would be materially reduced.

An increase in supply of rigs or liftboats could adversely affect our financial condition and results of operations.

Reactivation of non-marketed rigs or liftboats, mobilization of rigs or liftboats back to the U.S. Gulf of Mexico or new construction of rigs or liftboats could result in excess supply in the region, and our dayrates and utilization could be reduced.

If market conditions improve, inactive rigs and liftboats that are not currently being marketed could be reactivated to meet an increase in demand. Improved market conditions in the U.S. Gulf of Mexico, particularly relative to other markets, could also lead to jackup rigs, other mobile offshore drilling units and liftboats being moved into the U.S. Gulf of Mexico. Improved market conditions in any region worldwide could lead to increased construction and upgrade programs by our competitors. Some of our competitors have already announced plans to upgrade existing equipment or build additional jackup rigs with higher specifications than our rigs. According to ODS-Petrodata, as of September 18, 2009, 68 new jackup rigs were under construction or on order by industry participants, national oil companies and financial investors for delivery through 2012. Not all of the rigs currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. In addition, as of September 18, 2009, we believe there were also eight liftboats under construction or on order in the United States that may be used in the U.S. Gulf of Mexico. A significant increase in the supply of jackup rigs, other mobile offshore drilling units or liftboats could adversely affect both our utilization and dayrates.

Our business involves numerous operating hazards, and our insurance may not be adequate to cover our losses.

Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, fires and pollution. The occurrence of these events could result in the suspension of drilling or production operations, claims by the operator, severe damage to or destruction of the property and equipment involved, injury or death to rig or liftboat personnel, and environmental damage. We may also be subject to personal injury and other claims of rig or liftboat personnel as a result of our drilling and liftboat operations. Operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

In addition, our drilling and liftboat operations are subject to perils of marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Tropical storms, hurricanes and other severe weather prevalent in the U.S. Gulf of Mexico, such as Hurricanes Gustav and Ike in September 2008, Hurricane Rita in September 2005, Hurricane Katrina in August 2005 and Hurricane Ivan in September 2004, could have a material adverse effect on our operations. During such severe weather conditions, our liftboats typically leave location and cease to earn a full dayrate. Under U.S. Coast Guard guidelines, the liftboats cannot return to work until the weather improves and seas are less than five feet. In addition, damage to our rigs, liftboats, shorebases and corporate infrastructure caused by high winds, turbulent seas, or unstable sea bottom conditions could potentially cause us to curtail operations for significant periods of time until the damages can be repaired.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and natural gas companies and other businesses operating offshore and in coastal areas. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are subject to significant deductibles and are not totally insurable.

A significant portion of our business is conducted in shallow-water areas of the U.S. Gulf of Mexico. The mature nature of this region could result in less drilling activity in the area, thereby reducing demand for our services.

The U.S. Gulf of Mexico, and in particular the shallow-water region of the U.S. Gulf of Mexico, is a mature oil and natural gas production region that has experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and natural gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. According to the U.S. Energy Information Administration, the average size of the U.S. Gulf of Mexico discoveries has declined significantly since the early 1990s. In addition, the amount of natural gas production in the shallow-water U.S. Gulf of Mexico has declined over the last decade. Moreover, oil and natural gas companies may be unable to obtain financing necessary to drill prospects in this region. The decrease in the size of oil and natural gas prospects, the decrease in production or the failure to obtain such financing may result in reduced drilling activity in the U.S. Gulf of Mexico and reduced demand for our services.

We can provide no assurance that our current backlog of contract drilling revenue will be ultimately realized.

As of September 22, 2009, our total contract drilling backlog for our Domestic Offshore, International Offshore, International Liftboats and Inland segments was approximately $574.0 million. We calculate our contract revenue backlog, or future contracted revenue, as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization, demobilization, contract preparation and customer reimbursables. We may not be able to perform under our drilling contracts due to various operational factors, including unscheduled repairs, maintenance, operational delays, health, safety and environmental incidents, weather events in the Gulf of Mexico and elsewhere and other factors (some of which are beyond our control), and our customers may seek to cancel or renegotiate our contracts for various reasons, including the financial crisis or falling commodity prices. In some of the contracts, our customer has the right to terminate the contract without penalty and in certain instances, with little or no notice. Our inability or the inability of our customers to perform under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

Our insurance coverage has become more expensive, may become unavailable in the future, and may be inadequate to cover our losses.

Our insurance coverage is subject to certain significant deductibles and levels of self-insurance, does not cover all types of losses and, in some situations, may not provide full coverage for losses or liabilities resulting from our operations. In addition, due to the losses sustained by us and the offshore drilling industry in recent years, primarily as a result of Gulf of Mexico hurricanes, we are likely to continue experiencing increased costs for available insurance coverage, which may impose higher deductibles and limit maximum aggregated recoveries, including for hurricane-related windstorm damage or loss. Our 2009 insurance renewal provided significantly reduced coverage at premium levels similar to those we incurred in our 2008 insurance renewal.

Further, we may not be able to obtain windstorm coverage in the future, thus putting us at a greater risk of loss due to severe weather conditions and other hazards. If a significant accident or other event resulting in damage to our rigs or liftboats, including severe weather, terrorist acts, piracy, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks.

As a result of a number of recent catastrophic events like Hurricanes Gustav, Ike, Ivan, Katrina and Rita, insurance underwriters increased insurance premiums for many of the coverages historically maintained and issued general notices of cancellation and significant changes for a wide variety of insurance coverages. The oil and natural gas industry suffered extensive damage from Hurricanes Gustav, Ike, Ivan, Katrina and Rita. As a result, over the past four years our insurance costs increased significantly, our deductibles increased and our coverage for named windstorm damage was restricted. Any additional severe storm activity in the energy producing areas of the U.S. Gulf of Mexico in the future could cause insurance underwriters to no longer insure U.S. Gulf of Mexico assets against weather-related damage. A number of our customers that produce oil and natural gas have previously maintained business interruption insurance for their production. This insurance is less available and may cease to be available in the future, which could adversely impact our customers’ business prospects in the U.S. Gulf of Mexico and reduce demand for our services.

Our customers may be unable or unwilling to indemnify us.

Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These risks are those associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution. There can be no assurance, however, that these clients will necessarily be financially able to indemnify us against all these risks. Also, we may be effectively prevented from enforcing these indemnities because of the nature of our relationship with some of our larger clients. Additionally, from time to time we may not be able to obtain agreement from our customer to indemnify us for such damages and risks.

Our international operations are subject to additional political, economic, and other uncertainties not generally associated with domestic operations.

An element of our business strategy is to continue to expand into international oil and natural gas producing areas such as West Africa, the Middle East and the Asia-Pacific region. We operate liftboats in West Africa, including Nigeria, and also operate two liftboats in the Middle East. We also operate drilling rigs in India, Southeast Asia, Saudi Arabia, Mexico and West Africa. Our international operations are subject to a number of risks inherent in any business operating in foreign countries, including:

•	political, social and economic instability, war and acts of terrorism;

•	potential seizure, expropriation or nationalization of assets;

•	damage to our equipment or violence directed at our employees, including kidnappings and piracy;

•	increased operating costs;

•	complications associated with repairing and replacing equipment in remote locations;

•	repudiation, modification or renegotiation of contracts, disputes and legal proceedings in international jurisdictions;

•	limitations on insurance coverage, such as war risk coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	work stoppages or strikes, particularly in the West African and Mexican labor environments;

•	unexpected changes in regulatory requirements;

•	wage and price controls;

•	imposition of trade barriers;

•	imposition or changes in enforcement of local content laws;

•	restrictions on currency or capital repatriations;

•	currency fluctuations and devaluations; and

•	other forms of government regulation and economic conditions that are beyond our control.

Recently, political unrest, acts of terrorism, piracy and armed conflict have increased in Nigeria. Several recent acts of terrorism and piracy have apparently been directed at assets and operations of our largest customer, Chevron Corporation. In the past, many of our customers in Nigeria, including Chevron, have interrupted their activities during these episodes of increased terrorism, piracy and armed conflict. These interruptions in activity can be prolonged, during which time we may not receive dayrates for our liftboats.

Many governments favor or effectively require that liftboat or drilling contracts be awarded to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may result in inefficiencies or put us at a disadvantage when bidding for contracts against local competitors.

Our non-U.S. contract drilling and liftboat operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipment and operation of drilling rigs and liftboats, currency conversions and repatriation, oil and natural gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in developing countries can be subject to legal systems which are not as predictable as those in more developed countries, which can lead to greater risk and uncertainty in legal matters and proceedings.

Due to our international operations, we may experience currency exchange losses when revenues are received and expenses are paid in nonconvertible currencies or when we do not hedge an exposure to a foreign currency. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

A small number of customers account for a significant portion of our revenues, and the loss of one or more of these customers could adversely affect our financial condition and results of operations.

We derive a significant amount of our revenue from a few energy companies. Chevron Corporation represented approximately 12%, 21% and 35% of our consolidated revenues for the years ended December 31, 2008, 2007, and 2006, respectively. In addition, Oil and Natural Gas Corporation Limited, Chevron, Saudi Aramco and Pemex Exploración y Producción (“PEMEX”) accounted for 16%, 15%, 12% and 11% of our revenues for the six months ended June 30, 2009, respectively. Our financial condition and results of operations will be materially adversely affected if these customers interrupt or curtail their activities, terminate their contracts with us, fail to renew their existing contracts or refuse to award new contracts to us and we are unable to enter into contracts with new customers at comparable dayrates. The loss of any of our significant customers could adversely affect our financial condition and results of operations.

Our jackup rigs are at a relative disadvantage to higher specification rigs, which may be more likely to obtain contracts than lower specification jackup rigs such as ours.

Many of our competitors have jackup fleets with generally higher specification rigs than those in our jackup fleet. In addition, the announced construction of new rigs includes approximately 68 higher specification jackup rigs. Further, 21 of our 30 jackup rigs are mat-supported, which are generally limited to geographic areas with soft bottom conditions like much of the Gulf of Mexico. Most of the new rigs available in the second half of 2009 and beyond are currently without contracts, which may intensify price competition as scheduled delivery dates occur. Particularly in markets in which there is decreased rig demand, such as the current market, higher specification rigs may be more likely to obtain contracts than lower specification jackup rigs such as ours. In the past, lower specification rigs have been stacked earlier in the cycle of decreased rig demand than higher specification rigs and have been reactivated later in the cycle, which may adversely impact our business. In addition, higher specification rigs may be more adaptable to different operating conditions and therefore have greater flexibility to move to areas of demand in response to changes in market conditions. Because a majority of our rigs were designed specifically for drilling in the shallow-water U.S. Gulf of Mexico, our ability to move them to other regions in response to changes in market conditions is limited.

Furthermore, in recent years, an increasing amount of exploration and production expenditures have been concentrated in deepwater drilling programs and deeper formations, including deep natural gas prospects, requiring higher specification jackup rigs, semisubmersible drilling rigs or drillships. This trend is expected to continue and could result in a decline in demand for lower specification jackup rigs like ours, which could have an adverse impact on our financial condition and results of operations. One of our customers, PEMEX, has indicated a shifting focus in drilling rig requirements since the beginning of 2008, with more emphasis placed on independent leg cantilever rigs rated for 205 foot water depth or greater, versus mat cantilever rigs rated for 200 foot water depth. It is possible that demand in Mexico for our 200 foot mat cantilever fleet could decline and the future contracting opportunities for such rigs in Mexico could diminish.

We may consider future acquisitions and may be unable to complete and finance future acquisitions on acceptable terms. In addition, we may fail to successfully integrate acquired assets or businesses we acquire or incorrectly predict operating results.

We may consider future acquisitions which could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Unless we have achieved a specified leverage ratio, the credit agreement restricts our ability to make acquisitions involving the payment of cash or the incurrence of debt. If we are restricted from using cash or incurring debt to fund a potential acquisition, we may not be able to issue, on terms we find acceptable, sufficient equity that may be required for any such permitted acquisition or investment. In addition, barring any restrictions under the credit agreement, we still may not be able to obtain, on terms we find acceptable, sufficient financing or funding that may be required for any such acquisition or investment.

We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common stock.

Any future acquisitions could present a number of risks, including:

•	the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

If we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

Governmental laws and regulations may add to our costs or limit drilling activity and liftboat operations.

Our operations are affected in varying degrees by governmental laws and regulations. We are also subject to the jurisdiction of the United States Coast Guard, the National Transportation Safety Board and the United States Customs and Border Protection Service, as well as private industry organizations such as the American Bureau of Shipping. We may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of those authorities and organizations. Moreover, the cost of compliance could be higher than anticipated. Similarly, our international operations are subject to compliance with the U.S. Foreign Corrupt Practices Act, certain international conventions and the laws, regulations and standards of other foreign countries in which we operate. It is also possible that these conventions, laws, regulations and standards may in the future add significantly to our operating costs or limit our activities.

In addition, as our vessels age, the costs of drydocking the vessels in order to comply with governmental laws and regulations and to maintain their class certifications are expected to increase, which could adversely affect our financial condition and results of operations.

Compliance with or liability imposed under environmental laws and regulations can be costly and could limit our operations.

Our operations are subject to laws and regulations that require us to obtain and maintain specified permits or other governmental approvals, control the discharge of materials into the environment, require the removal and cleanup of materials released into the environment that may cause harm or otherwise relate to the protection of natural resources and the environment. For example, as an operator of mobile offshore drilling units and liftboats in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills or other unauthorized discharges of chemicals or wastes resulting from those operations. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict, joint and several liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may restrict or prohibit some or all of our operations. The application of these environmental requirements, the modification or enhanced enforcement of existing environmental laws or regulations or the adoption of new, more stringent environmental requirements, both in U.S. waters and internationally, could have a material adverse effect on our financial condition and results of operations.

We may not be able to maintain or replace our rigs and liftboats as they age.

The capital associated with the repair and maintenance of our fleet increases with age. We may not be able to maintain our fleet by extending the economic life of existing rigs and liftboats, and our financial resources may not be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement units.

Our operating and maintenance costs with respect to our rigs include fixed costs that will not decline in proportion to decreases in dayrates.

We do not expect our operating and maintenance costs with respect to our rigs to necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in dayrate, but costs for operating a rig are generally fixed or only semi-variable regardless of the dayrate being earned. Additionally, if our rigs incur idle time between contracts, we typically do not de-man those rigs because we will use the crew to prepare the rig for its next contract. During times of reduced activity, reductions in costs may not be immediate as portions of the crew may be required to prepare our rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. Moreover, as our rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

Upgrade, refurbishment and repair projects and transportation of our fleet to different locations are subject to risks, including delays, cost overruns and risks of damage, which could have an adverse impact on our available cash resources and results of operations.

We make upgrade, refurbishment and repair expenditures for our fleet from time to time, including when we acquire units or when repairs or upgrades are required by law, in response to an inspection by a governmental authority or when a unit is damaged. We also regularly make certain upgrades or modifications to our drilling rigs to meet customer or contract specific requirements. In addition, we may be required to upgrade or refurbish rigs that we have recently stacked when business conditions improve and demand for these rigs increases. Upgrade, refurbishment and repair projects are subject to the risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following:

•	unexpectedly long delivery times for, or shortages of, key equipment, parts and materials;

•	risks of damage in the course of transportation from one location to another;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen design and engineering problems;

•	latent damages to or deterioration of hull, equipment and machinery in excess of engineering estimates and assumptions;

•	unanticipated actual or purported change orders;

•	work stoppages;

•	failure or delay of third-party service providers and labor disputes;

•	disputes with shipyards and suppliers;

•	delays and unexpected costs of incorporating parts and materials needed for the completion of projects;

•	failure or delay in obtaining acceptance of the rig from our customer;

•	financial or other difficulties at shipyards;

•	adverse weather conditions; and

•	inability or delay in obtaining customer acceptance or flag-state, classification society, certificate of inspection, or regulatory approvals.

Significant cost overruns or delays would adversely affect our financial condition and results of operations. Additionally, capital expenditures for rig upgrade and refurbishment projects could exceed our planned capital expenditures. Failure to complete an upgrade, refurbishment or repair project on time may, in some circumstances, result in the delay, renegotiation or cancellation of a drilling or liftboat contract and could put at risk our planned arrangements to commence operations on schedule. We also could be exposed to penalties for failure to complete an upgrade, refurbishment or repair project and commence operations in a timely manner. In addition, we believe that two vessels in the Middle East owned by Mosvold Middle East Jackup I Ltd. and Mosvold Middle East Jackup II Ltd. are subject to a shipyard dispute that may delay or put at risk our arrangements to receive a commencement fee and a management fee with respect to these vessels upon commencement of a drilling contract.

Our rigs and liftboats undergoing upgrade, refurbishment or repair generally do not earn a dayrate during the period they are out of service.

We are subject to litigation that could have an adverse effect on us.

We are from time to time involved in various litigation matters. The numerous operating hazards inherent in our business increases our exposure to litigation, including personal injury litigation brought against us by our employees that are injured operating our rigs and liftboats. These matters may include, among other things, contract dispute, personal injury, environmental, asbestos and other toxic tort, employment, tax and securities litigation, and litigation that arises in the ordinary course of our business. We have extensive litigation brought against us in federal and state courts located in Louisiana, Mississippi and South Texas, areas that were significantly impacted by the hurricanes in 2005 and, more recently, by Hurricanes Gustav and Ike. The jury pools in these areas have become increasingly more hostile to defendants, particularly corporate defendants in the oil and gas industry. We cannot predict with certainty the outcome or effect of any claim or other litigation matter. Litigation may have an adverse effect on us because of potential negative outcomes, the costs associated with defending the lawsuits, the diversion of our management’s resources and other factors.

TODCO’s tax sharing agreement with Transocean may require continuing substantial payments.

We, as successor to TODCO, and TODCO’s former parent Transocean Holdings Inc., or Transocean, are parties to a tax sharing agreement that was originally entered into in connection with TODCO’s initial public offering in 2004. The tax sharing agreement was amended and restated in November 2006. The tax sharing agreement required us to make an acceleration payment to Transocean upon completion of the TODCO acquisition. Additionally, the tax sharing agreement continues to require that additional payments be made to Transocean based on a portion of the expected tax benefit from the exercise of certain compensatory stock options to acquire Transocean common stock attributable to current and former TODCO employees and board members. The estimated amount of payments to Transocean related to compensatory options that remained outstanding at June 30, 2009, assuming a Transocean stock price of $74.29 per share at the time of exercise of the compensatory options (the actual price of Transocean’s common stock at June 30, 2009), was approximately $1.5 million. There is no certainty that we will realize future economic benefits from TODCO’s tax benefits equal to the amount of the payments required under the tax sharing agreement.

Changes in effective tax rates, taxation of our foreign subsidiaries, limitations on utilization of our net operating losses or adverse outcomes resulting from examination of our tax returns could adversely affect our operating results and financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, both domestically and internationally. From time to time, Congress and foreign, state and local governments consider legislation that could increase our effective tax rates. In May 2009, President Obama’s administration proposed significant changes to the U.S. tax laws, including changes that would limit U.S. tax deductions for expenses related to unrepatriated foreign-source income and modify the U.S. foreign tax credit. We cannot determine whether, or in what form, legislation implementing the administration’s proposals will ultimately be enacted or what the impact of any such legislation would be on our profitability. If these or other changes to U.S. tax laws are enacted, our profitability could be negatively impacted.

Our future effective tax rates could also be adversely affected by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax treaties, regulations, accounting principles or interpretations thereof in one or more countries in which we operate. In addition, we are subject to the potential examination of our income tax returns by the Internal Revenue Service and other tax authorities where we file tax returns. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance that such examinations will not have an adverse effect on our operating results and financial condition.

Our business would be adversely affected if we failed to comply with the provisions of U.S. law on coastwise trade, or if those provisions were modified, repealed or waived.

We are subject to U.S. federal laws that restrict maritime transportation, including liftboat services, between points in the United States to vessels built and registered in the United States and owned and manned by U.S. citizens. We are responsible for monitoring the ownership of our common stock. If we do not comply with these restrictions, we would be prohibited from operating our liftboats in U.S. coastwise trade, and under certain circumstances we would be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. coastwise trading rights for our liftboats, fines or forfeiture of the liftboats.

During the past several years, interest groups have lobbied Congress to repeal these restrictions to facilitate foreign flag competition for trades currently reserved for U.S.-flag vessels under the federal laws. We believe that interest groups may continue efforts to modify or repeal these laws currently benefiting U.S.-flag vessels. If these efforts are successful, it could result in increased competition, which could adversely affect our results of operations.

Our liquidity depends upon cash on hand, cash from operations and availability under our revolving credit facility.

Our liquidity depends upon cash on hand, cash from operations and availability under our revolving credit facility, as amended. In the amendment to our credit facility, we reduced the size of our revolving credit facility from $250.0 million to $175.0 million. The availability under the revolving credit facility is to be used for working capital, capital expenditures and other general corporate purposes and cannot be used to prepay outstanding term loans under our credit facility. All borrowings under the revolving credit facility mature on July 11, 2012, and the revolving credit facility requires interest-only payments on a quarterly basis until the maturity date. No amounts were outstanding under the revolving credit facility as of June 30, 2009, although $14.1 million in stand-by letters of credit had been issued under it. The remaining availability under the revolving credit facility, as amended, is $165.0 million at September 22, 2009.

We also maintain a shelf registration statement covering the future issuance from time to time of various types of securities, including debt and equity securities. If we issue any debt securities off the shelf registration statement or otherwise incur debt, we may be required to make payments on our term loan. We currently believe we will have adequate liquidity to fund our operations for the foreseeable future. However, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity offerings to fund operations and under the terms of the amendment to our credit facility, we may be required to use the proceeds of any capital that we raise to repay existing indebtedness. Furthermore, we may need to raise additional funds through public or private debt or equity offerings or asset sales to avoid a breach of our financial covenants in our credit facility, even as amended, to refinance our indebtedness or for general corporate purposes.

We are a holding company, and we are dependent upon cash flow from subsidiaries to meet our obligations.

We currently conduct our operations through, and most of our assets are owned by, both U.S. and foreign subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on our convertible notes. Applicable tax laws may also subject such payments to us by our subsidiaries to further taxation.

The inability to transfer cash from our subsidiaries to us may mean that, even though we may have sufficient resources on a consolidated basis to meet our obligations, we may not be permitted to make the necessary transfers from subsidiaries to the parent company in order to provide funds for the payment of the parent company’s obligations.

The global financial crisis may create significant challenges for us, our business, our lenders and our customers.

We may face significant challenges if conditions in the financial markets do not improve. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The credit crisis could have an impact on the lenders under our credit facility or on our customers, causing them to fail to meet their obligations to us. Many of our customers are small, independent oil and gas companies who rely heavily on credit to fund their drilling operations. Due to the financial crisis, these customers have reduced liquidity and limited access to capital and, therefore, they may not be able to pay their receivables and fulfill their contractual responsibilities to us. They have reduced their drilling programs substantially and taken other actions which may continue to reduce our profitability and cash flows.

We limit foreign ownership of our company, which may restrict investment in our common stock and could reduce the price of our common stock.

Our certificate of incorporation limits the percentage of outstanding common stock and other classes of capital stock that can be owned by non-United States citizens within the meaning of statutes relating to the ownership of U.S.-flagged vessels. Applying the statutory requirements applicable today, our certificate of incorporation provides that no more than 20% of our outstanding common stock may be owned by non-United States citizens and establishes mechanisms to maintain compliance with these requirements. These restrictions may have an adverse impact on the liquidity or market value of our common stock because holders may be unable to transfer our common stock to non-United States citizens. Any attempted or purported transfer of our common stock in violation of these restrictions will be ineffective to transfer such common stock or any voting, dividend or other rights in respect of such common stock.

Our certificate of incorporation also provides that any transfer, or attempted or purported transfer, of any shares of our capital stock that would result in the ownership or control of in excess of 20% of our outstanding capital stock by one or more persons who are not United States citizens for purposes of U.S. coastwise shipping will be void and ineffective as against us. In addition, if at any time persons other than United States citizens own shares of our capital stock or possess voting power over any shares of our capital stock in excess of 20%, we may withhold payment of dividends, suspend the voting rights attributable to such shares and redeem such shares.

We have no plans to pay regular dividends on our common stock, so investors in our common stock may not receive funds without selling their shares.

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant. Our senior secured credit agreement restricts our ability to pay dividends or other distributions on our equity securities. Accordingly, stockholders may have to sell some or all of their common stock in order to generate cash flow from their investment. Stockholders may not receive a gain on their investment when they sell our common stock and may lose the entire amount of their investment.

Provisions in our charter documents, stockholder rights plan or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation, bylaws, stockholder rights plan and Delaware corporate law contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $82.3 million, after deducting underwriting discounts and the estimated offering expenses. If the underwriters exercise their over-allotment option in full, we expect to receive net proceeds of approximately $94.8 million. We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their over-allotment option, to repay a portion of the indebtedness outstanding under our term loan facility and for general corporate purposes, which may in the future include repaying indebtedness, among other things. Our amended credit facility requires that a minimum of 50% of the net proceeds be used to repay amounts outstanding under the term loan.

Pending any specific application, we may initially invest the net proceeds in short-term marketable securities.

As of September 17, 2009, $865.9 million was outstanding under our term loan facility and the interest rate was 8.50%. Borrowings under the term loan facility mature July 11, 2013.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009 on:

•	An actual basis; and

•	As adjusted to reflect the sale of our common stock in this offering and the application of the net proceeds therefrom, net of offering expenses, as described in “Use of Proceeds.”

You should read our financial statements and notes that are incorporated by reference into this prospectus supplement and the accompanying base prospectus for additional information about our capital structure. The following table does not reflect any shares of common stock that may be sold to the underwriters upon exercise of their option to purchase additional shares.

	As of June 30, 2009
	Actual	As Adjusted(1)
	(in thousands,
	except par values)

Cash and cash equivalents	$129,880	$171,052

Long-term debt, including current portion:
Term Loan Facility, due July 2013	884,250	843,078
3.375% Convertible Senior Notes, due June 2038	81,460	81,460
7.375% Senior Notes, due April 2018	3,512	3,512

Total long-term debt, including current portion	$969,222	$928,050

Stockholders’ equity:
Common stock, par value $0.01 per share	973	1,148
Capital in excess of par value	1,827,663	1,909,832
Treasury stock, at cost	(50,128)	(50,128)
Accumulated other comprehensive loss	(13,350)	(13,350)
Retained deficit	(813,002)	(813,002)

Total stockholders’ equity	952,156	1,034,500

Total capitalization	$1,921,378	$1,962,550

(1)	Assumes that 50% of the net proceeds will be used to repay a portion of the indebtedness outstanding under our term loan facility. The remainder of the net proceeds will be used for general corporate purposes, which may in the future include repaying indebtedness, among other things, and are reflected in cash and cash equivalents.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Our common stock is listed on the NASDAQ Global Select Market. The following table sets forth, for the periods indicated, the range of high and low sales prices of and dividends declared and paid on our common stock:

		Price Range
		High	Low	Cash Dividend Per Share

2009
	Third Quarter (through September 24, 2009)	$7.28	$3.02	N/A
	Second Quarter	5.64	1.54	N/A
	First Quarter	5.92	1.07	N/A
2008
	Fourth Quarter	14.94	3.06	N/A
	Third Quarter	39.35	13.08	N/A
	Second Quarter	39.47	24.07	N/A
	First Quarter	27.52	20.00	N/A
2007
	Fourth Quarter	28.43	22.93	N/A
	Third Quarter	34.98	24.88	N/A
	Second Quarter	36.97	25.45	N/A
	First Quarter	29.24	23.80	N/A
2006
	Fourth Quarter	36.97	28.14	N/A
	Third Quarter	36.23	28.72	N/A
	Second Quarter	43.89	29.14	N/A
	First Quarter	36.70	27.68	N/A

The reported last sale price for our common stock on the NASDAQ Global Select Market on September 24, 2009 was $5.35 per share. As of September 24, 2009, there were 95,833,845 shares of common stock outstanding. As of September 22, 2009, our outstanding shares of common stock were held by approximately 153 shareowner accounts of record.

DESCRIPTION OF COMMON STOCK

Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Our common stock is subject to certain restrictions and limitations on ownership by non-United States citizens.

Certificate of Incorporation and Bylaws

Election and Removal of Directors

Our board of directors consists of between one and 16 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors is fixed from time to time by resolution of the board. Our board of directors is divided into three classes serving staggered three-year terms, with only one class being elected each year by our stockholders. At each annual meeting of stockholders, directors are elected to succeed the class of directors whose terms have expired. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Stockholder Meetings

Our certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

Our certificate of incorporation provides that holders of our common stock are not able to act by written consent without a meeting, unless such consent is unanimous.

Amendment of Certificate of Incorporation

The provisions of our certificate of incorporation described above under “— Election and Removal of Directors,” “— Stockholder Meetings” and “— Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose; or

•	the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 90 nor more than 120 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting and the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stock holder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to reimburse such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment. We have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on our behalf to the fullest extent permitted under Delaware law and our bylaws.

Foreign Ownership

In order to continue to enjoy the benefits of U.S. flag registry for our liftboats, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1936, the Shipping Act of 1916 and applicable federal regulations. Under these regulations, to maintain U.S. citizenship and, therefore, be qualified to engage in U.S. coastwise trade:

•	our president or chief executive officer, our chairman of the board and a majority of a quorum of our board of directors must be U.S. citizens; and

•	at least 75% of the ownership and voting power of each class of our stock must be held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens, as defined in the Merchant Marine Act, the Shipping Act and applicable federal regulations.

In order to protect our ability to register our liftboats under federal law and operate our liftboats in U.S. coastwise trade, our certificate of incorporation contains provisions that limit foreign ownership of our capital stock to a fixed percentage that is equal to 5% less than the percentage that would prevent us from being a U.S. citizen (currently 25%) for purposes of the Merchant Marine Act and the Shipping Act. We refer to the percentage limitation on foreign ownership as the permitted percentage. The permitted percentage is currently 20%.

Our certificate of incorporation provides that:

•	any transfer, or attempted or purported transfer, of any shares of our capital stock that would result in the ownership of control in excess of the permitted percentage by one or more persons who is not a U.S. citizen for purposes of U.S. coastwise shipping will be void and ineffective as against us; and

•	if, at any time, persons other than U.S. citizens own shares of our capital stock or possess voting power over any shares of our capital stock, in each case (either of record or beneficially) in excess of the permitted percentage, we may withhold payment of dividends on and suspend the voting rights attributable to such shares.

Certificates representing our common stock may bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our certificate of incorporation permits us to:

•	require, as a condition precedent to the transfer of shares of capital stock on our records, representations and other proof as to the identity of existing or prospective stockholders;

•	establish and maintain a dual stock certificate system under which different forms of certificates may be used to reflect whether the owner thereof is a U.S. citizen; and

•	redeem any shares held by non-U.S. citizens that exceed the permitted percentage at a price based on the then-current market price of the shares.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Stockholder Rights Plan

We have adopted a preferred share purchase rights plan. Under the plan, each share of our common stock includes one right to purchase preferred stock. The rights will separate from the common stock and become exercisable (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the plan. The plan provides that Lime Rock Partners and Greenhill & Co., Inc. and their respective affiliates will not be acquiring persons under the plan, and therefore, future acquisitions by them would not be subject to the antitakeover effects of the plan.

Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also confers on our board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $90.00. The rights will expire at the close of business on the tenth anniversary of the effective date of the agreement, unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors will have the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a “flip-over event” under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

Until ten days after the announcement that a person has become an acquiring person, our board of directors may decide to redeem the rights at a price of $0.01 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

At any time after a flip-in event and prior to either a person’s becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, our board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by our board of directors at any time that the rights are redeemable. Thereafter, the provisions of the rights agreement other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

Delaware Business Combination Statute

We have elected to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing of Common Stock

Our common stock is listed on the NASDAQ Global Select Market under the symbol “HERO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax considerations applicable to non-U.S. holders relating to the purchase, ownership and disposition of our common stock, which does not purport to be a complete analysis of all the related potential tax considerations. The rules governing the United States federal income and estate taxation of non-U.S. holders are complex, and no attempt will be made in this prospectus to provide more than a summary of certain of those rules. This summary is based on the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations, rulings and pronouncements of the Internal Revenue Service, and judicial decisions as of the date of this prospectus supplement. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different than those described in this summary. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

This summary is addressed only to persons who are non-U.S. holders who hold our common stock as a capital asset (generally property held for investment). As used in this discussion, “non-U.S. holder” means a beneficial owner of our common stock that for United States federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a partnership, or any other entity treated as a partnership for United States federal income tax purposes;

•	a corporation, or any other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

An individual is treated as a resident of the United States in any calendar year for United States federal income tax purposes if the individual is present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for United States federal income tax purposes as if they were United States citizens.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or the effect of any income or estate tax treaty. In addition, this discussion does not address tax considerations that are the result of a holder’s particular circumstances or of special rules, such as those that apply to holders subject to the alternative minimum tax, financial institutions, tax-exempt organizations, insurance companies, dealers or traders in securities or commodities, regulated investment companies, real estate investment trusts, certain former citizens or former long-term residents of the United States, or persons who will hold our common stock as a position in a hedging transaction, “straddle” or “conversion transaction.” If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, then the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner is encouraged to consult its tax advisor as to its consequences.

This discussion does not constitute legal advice to any prospective purchaser of our common stock. Investors considering the purchase of our common stock are encouraged to consult their own tax advisors with respect to the application of the United States federal tax laws to their particular situations as well as to any tax consequences arising under the laws of any other taxing jurisdiction or under any applicable tax treaty.

Distributions on Our Common Stock

Distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent distributions exceed our current or accumulated earnings and profits, such distributions on our common stock will first be applied against and reduce a holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock.

Dividends paid on our common stock to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or a lower rate specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, where an income tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied (including execution of IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty rate and avoid backup withholding, as discussed below, for dividends will generally be required to complete IRS Form W-8BEN (or valid substitute or successor form) and certify under penalties of perjury that such holder is not a United States person as defined under the Internal Revenue Code. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities and to non-U.S. holders whose stock is held through certain foreign intermediaries.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to a treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Dispositions of Our Common Stock

A non-U.S. holder will generally not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States (and, where an income tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder); in these cases, the non-U.S. holder will be subject to tax on the net gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined in the Internal Revenue Code, and if the non-U.S. holder is a foreign corporation, it may be subject to the additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable income tax treaty;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year in which the disposition occurs and certain other conditions are met; in these cases, the individual non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition, which tax may be offset by United States source capital losses, even though the individual is not considered a resident of the United States; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the non-U.S. holder’s holding period for our common stock and the five year period ending on the date of disposition.

Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we become a “United States real property holding corporation,” a non-U.S. holder may, in certain circumstances, be subject to United States federal income tax on the disposition of our common stock.

Certain United States Federal Estate Tax Considerations

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder generally are subject to information reporting and United States backup withholding will apply unless the non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying under penalties of perjury that such stockholder is a non-U.S. person or otherwise meets documentary evidence requirements for establishing that such stockholder is a non-U.S. person or otherwise qualifies for an exemption. Copies of information returns may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a non-U.S. holder sells its common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such stockholder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that:

•	is a United States person for United States federal tax purposes;

•	is a foreign person that derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for United States tax purposes; or

•	is a foreign partnership, if at any time during its tax year (1) one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or (2) the foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying under penalties of perjury that such stockholder is a non-U.S. person or otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such stockholder’s United States tax liability by timely providing the required information or appropriate claim for refund with the IRS.

President Obama’s Administration has recently released revenue proposals in “General Explanations of the Administration’s Fiscal 2010 Revenue Proposals” that would limit the ability of non-U.S. holders to claim relief from U.S. withholding tax in respect of dividends paid on our common stock, if such holders hold our common stock through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities that are non-U.S. holders to claim relief from U.S. withholding tax in respect of dividends paid by us to such non-U.S. holders unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of our common stock effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information program. A non-U.S. holder generally would be permitted to claim a refund to the extent any tax withheld exceeded the holder’s actual tax liability. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number
Name	of Shares

Morgan Stanley & Co. Incorporated	6,125,000
UBS Securities LLC	2,975,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,050,000
Deutsche Bank Securities Inc.	1,050,000
FBR Capital Markets & Co.	1,050,000
Goldman, Sachs & Co.	1,050,000
Jefferies & Company, Inc.	1,050,000
Pritchard Capital Partners, LLC	1,050,000
Raymond James & Associates, Inc.	1,050,000
Tudor, Pickering, Holt & Co. Securities, Inc.	1,050,000

Total	17,500,000

The underwriters and the representative are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,625,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,625,000 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise

Public offering price	$5.00	$87,500,000	$100,625,000
Underwriting discounts and commissions to be paid by us	$0.2375	$4,156,250	$4,779,687
Proceeds, before expenses, to us	$4.7625	$83,343,750	$95,845,313

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1 million.

Our common stock has been approved for quotation on the NASDAQ Global Select Market under the trading symbol “HERO.”

We and all of our directors and officers have agreed that, without the prior written consent of Morgan, Stanley & Co. Incorporated and UBS Securities LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and UBS Securities LLC on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

•	a transfer of shares to a family member or trust for the benefit of a family member;

•	a bona fide gift of shares, provided the transferee agrees to be bound by the restrictions described in this paragraph; or

•	a sale of the shares pursuant to a written plan meeting the requirements of Rule 10b-5 of the Securities and Exchange Act of 1934.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression

Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each Manager has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

Our securities may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland only on the basis of a non-public offering, and neither this offering memorandum nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This offering memorandum may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This offering memorandum is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this offering memorandum may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities

Conflict of Interest

Certain of the underwriters and their respective affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they received or will receive customary fees and expense reimbursement. In particular, affiliates of UBS Securities LLC, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. are lenders under our credit facility and will receive a portion of the proceeds from this offering pursuant to the repayment of term loan borrowings under our credit facility. Because we intend to use net proceeds from this offering to reduce indebtedness owed by us under our credit facility, each of the underwriters whose affiliates will receive at least 5% of the net proceeds of this offering pursuant to borrowings under our credit facility is considered by the Financial Industry Regulatory Authority, or FINRA, to have a conflict of interest in regards to this offering. However, no qualified independent underwriter is needed for this offering because there is a “bona fide public market” for our common stock as defined in NASD Conduct Rule 2720(f)(3). The underwriters and their affiliates may provide similar services in the future.

LEGAL MATTERS

The validity of the offered securities and other matters in connection with any offering of the securities will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2008 and 2007 appearing in our Annual Report (Form 10-K) for the year ended December 31, 2008, as amended and supplemented by our

Current Report on Form 8-K dated September 23, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon such report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

Our consolidated financial statements for the year ended December 31, 2006 appearing in our Annual Report (Form 10-K) for the year ended December 31, 2008, as amended and supplemented by our Current Report on Form 8-K dated September 23, 2009, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

Prospectus

Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, Texas 77046
(713) 350-5100

$500,000,000

Debt Securities
Preferred Stock
Common Stock
Warrants

We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “HERO.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 12, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings with a total initial offering price of up to $500,000,000. This prospectus provides you with a general description of the securities that may be offered. Each time this prospectus is used to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

ABOUT HERCULES OFFSHORE, INC.

We provide shallow-water drilling and marine services to the oil and natural gas exploration and production industry in the U.S. Gulf of Mexico and internationally. We provide these services to major integrated energy companies, independent oil and natural gas operators and national oil companies. Our principal executive office is located at 9 Greenway Plaza, Suite 2200, Houston, Texas 77046, telephone (713) 350-5100.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2008;

•	our current reports on Form 8-K filed with the SEC on January 6, 2009, February 17, 2009 and March 3, 2009, in each case other than information furnished under Item 2.02 or 7.01 of Form 8-K; and

•	the description of our common stock (including the related preferred share purchase rights) contained in our registration statement on Form 8-A as filed with the SEC on October 21, 2005, as that description may be updated from time to time.

We also are incorporating by reference all additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the effectiveness of the registration statement.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address:

Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, Texas 77046
Telephone: (713) 350-5100
Attention: Investor Relations

You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

FORWARD-LOOKING INFORMATION

This prospectus, including the information we incorporate by reference, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this prospectus or the documents we incorporate by reference that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

•	our ability to enter into new contracts for our rigs and liftboats and future utilization rates for the units;

•	the correlation between demand for our rigs and our liftboats and our earnings and customers’ expectations of energy prices;

•	future capital expenditures and refurbishment, repair and upgrade costs;

•	expected completion times for our refurbishment and upgrade projects;

•	sufficiency and availability of funds for required capital expenditures, working capital and debt service;

•	our plans regarding increased international operations;

•	expected useful lives of our rigs and liftboats;

•	liabilities under laws and regulations protecting the environment;

•	expected outcomes of litigation, claims and disputes and their expected effects on our financial condition and results of operations; and

•	expectations regarding improvements in offshore drilling activity and dayrates, market conditions, demand for our rigs and liftboats, operating revenues, operating and maintenance expense, insurance expense and deductibles, interest expense, debt levels and other matters with regard to outlook.

We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such statements. Although it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described under “Risk Factors” in our most recent annual report on Form 10-K and quarterly reports on Form 10-Q and the following:

•	oil and natural gas prices and industry expectations about future prices;

•	demand for offshore drilling rigs and liftboats;

•	our ability to enter into and the terms of future contracts;

•	the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East and other oil and natural gas producing regions or further acts of terrorism in the United States, or elsewhere;

•	the impact of governmental laws and regulations;

•	the adequacy of sources of credit and liquidity;

•	uncertainties relating to the level of activity in offshore oil and natural gas exploration, development and production;

•	competition and market conditions in the contract drilling and liftboat industries;

•	the availability of skilled personnel;

•	labor relations and work stoppages, particularly in the West African labor environments;

•	operating hazards such as severe weather and seas, fires, cratering, blowouts, war, terrorism and cancellation or unavailability of insurance coverage;

•	the effect of litigation and contingencies; and

•	our inability to achieve our plans or carry out our strategy.

Many of these factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. In addition, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, including repayment or refinancing of debt, acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown. We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

					Period From
					Inception to
	Year Ended December 31,				December 31,
	2008	2007	2006	2005	2004

Ratio of earnings to fixed charges	—	6.0x	19.7x	5.3x	4.9x

For the year ended December 31, 2008, our earnings were insufficient to cover our fixed charges by $1.1 billion. For the year ended December 31, 2008, we recorded charges totaling $950.3 million and $376.7 million for impairment of goodwill and impairment of property and equipment, respectively.

We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expensed and capitalized (including amortization of debt issuance costs) and our estimate of the interest component of rental expense.

DESCRIPTION OF THE DEBT SECURITIES

The debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities under an indenture between us and a trustee we will name in the prospectus supplement relating to senior debt securities. We refer to this indenture as the senior indenture. We will issue subordinated debt securities under an indenture to be entered into between us and a trustee we will name in the prospectus supplement relating to subordinated debt securities. We refer to this indenture as the subordinated indenture. We refer to the senior indenture and the subordinated indenture collectively as the indentures. The indentures will be substantially identical, except for provisions relating to subordination.

We have summarized material provisions of the indentures and the debt securities below. This summary is not complete. We have filed forms of the indentures with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you. Please read “Where You Can Find More Information.”

In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to “we,” “us” or “our” refer to Hercules Offshore, Inc. only and not to any of its subsidiaries.

General

Neither indenture limits the amount of debt securities that may be issued under that indenture, and neither limits the amount of other unsecured debt or securities that we may issue. We may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance.

The senior debt securities will constitute our senior unsecured indebtedness and will rank equally in right of payment with all of our other unsecured and unsubordinated debt and senior in right of payment to all of our subordinated indebtedness. The senior debt securities will be effectively subordinated to, and thus have a junior position to, our secured indebtedness with respect to the assets securing that indebtedness. The subordinated debt securities will rank junior to all of our senior indebtedness and may rank equally with or senior to other subordinated indebtedness we may issue from time to time.

We currently conduct our operations through both U.S. and foreign subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries on their assets and earnings.

Neither indenture contains any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the price at which we will issue the debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances we will pay any additional amounts with respect to the debt securities;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities;

•	the denominations in which we will issue the debt securities if other than $1,000 and integral multiples of $1,000;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities;

•	with respect to the subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities not inconsistent with the applicable indenture.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Subordination

Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt (as defined below). Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal of or any premium or interest on the subordinated debt securities if:

•	we fail to pay the principal, interest, premium or any other amounts on any Senior Debt when due; or

•	we default in performing any other covenant (a “covenant default”) on any Senior Debt that we have designated if the covenant default allows the holders of that Senior Debt to accelerate the maturity of the Senior Debt they hold.

Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from paying the subordinated debt securities only for up to 179 days after holders of the designated Senior Debt give the trustee for the subordinated debt securities notice of the covenant default.

The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

The subordinated indenture does not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we become insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean all of our indebtedness, including guarantees, unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt. Senior Debt with respect to a series of subordinated debt securities could include other series of debt securities issued under the subordinated indenture.

Consolidation, Merger and Sales of Assets

The indentures generally permit a consolidation or merger involving us. They also permit us to sell, lease, convey, assign, transfer or otherwise dispose of all or substantially all of our assets. We have agreed, however, that we will not consolidate with or merge into any entity or sell, lease, convey, assign, transfer or dispose of all or substantially all of our assets to any entity unless:

(1) either

•	we are the continuing entity; or

•	if we are not the continuing entity, the resulting entity assumes by a supplemental indenture the due and punctual payments on the debt securities and the performance of our covenants and obligations under the indentures;

(2) immediately after giving effect to the transaction, no default or event of default under the indentures has occurred and is continuing or would result from the transaction; and

(3) in the case of the second bullet point under clause (1) above, in the event that the resulting entity is organized in a jurisdiction other than the United States, any state thereof or the District of Columbia that is different from the jurisdiction in which the obligor on the debt securities was organized immediately before giving effect to the transaction:

•	such resulting entity delivers to the trustee an opinion of counsel stating that (a) the obligations of the resulting entity under the applicable indenture are enforceable under the laws of the new jurisdiction of its formation subject to customary exceptions and (b) the holders of the debt securities will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the transaction and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such transaction had not occurred;

•	the resulting entity agrees in writing to submit to New York jurisdiction and appoints an agent for the service of process in New York, each under terms satisfactory to the trustee; and

•	our board of directors or the comparable governing body of the resulting entity determines in good faith that such transaction will not adversely affect the interests of the holders of the debt securities in any material respect and a board resolution to that effect is delivered to the trustee.

This covenant will not apply to any merger of another entity into us. Upon any transaction of the type described in and effected in accordance with this section, the resulting entity will succeed to and be substituted for us and may exercise all of our rights and powers under the applicable indenture and the debt securities with the same effect as if the resulting entity had been named as us in the indenture. In the case of any asset transfer or disposition other than a lease, when the resulting entity assumes all of our obligations and covenants under the applicable indenture and the debt securities, we will be relieved of all such obligations.

Events of Default

Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	our failure to pay interest on any debt security of that series for 30 days when due;

•	our failure to pay principal of or any premium on any debt security of that series when due;

•	our failure to deposit any sinking fund payment for 30 days when due;

•	our failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving bankruptcy, insolvency or reorganization of us; and

•	any other event of default provided for that series of debt securities.

A default under one series of debt securities will not necessarily be a default under any other series. If a default or event of default for any series of debt securities occurs, is continuing and is known to the trustee, the trustee will notify the holders of applicable debt securities within 90 days after it occurs. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interests of the holders of those debt securities.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of our company occurs, the principal of and accrued and unpaid interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. At any time after a declaration of acceleration has been made, the holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement and its consequences.

A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default with respect to that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	the trustee does not comply with the request within 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless those holders have offered to the trustee indemnity satisfactory to it. Subject to this provision for indemnification, the holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) generally may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred on the trustee relating to or arising as a result of an event of default.

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs.

The indentures require us to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indentures and as to any default in performance.

Modification and Waiver

We and the trustee may supplement or amend each indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (voting as one class). Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security;

•	waive a continuing default or event of default regarding any payment on the debt securities; or

•	if applicable, make any change that materially and adversely affects the right to convert any debt security.

We and the trustee may supplement or amend each indenture or waive any provision of that indenture without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, or to add any guarantees of or obligors on, any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

•	to add events of default with respect to any series of debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; and

•	to establish the form or terms of any debt securities and to accept the appointment of a successor trustee, each as permitted under the indenture.

The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance and Discharge

Defeasance.  When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. If we deposit with the trustee under an indenture any combination of money or government securities sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with specified restrictive covenants with respect to the debt securities of that series, the covenant described under “— Consolidation, Merger and Sales of Assets” and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of that series will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold money for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes and that the holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Under current U.S. federal income tax law, legal defeasance would likely be treated as a taxable exchange of debt securities to be defeased for interests in the defeasance trust. As a consequence, a United States holder would recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the defeasance trust, and thereafter would be required to include in income a share of the income, gain or loss of the defeasance trust. Under current U.S. federal income tax law, covenant defeasance would not be treated as a taxable exchange of such debt securities.

Satisfaction and Discharge.  In addition, an indenture will cease to be of further effect with respect to the debt securities of a series issued under that indenture, subject to exceptions relating to compensation and indemnity of the trustee under that indenture and repayment to us of excess money or government securities, when:

•	either

•	all outstanding debt securities of that series have been delivered to the trustee for cancellation; or

•	all outstanding debt securities of that series not delivered to the trustee for cancellation either:

•	have become due and payable,

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year; and

•	we have deposited with the trustee any combination of money or government securities in trust sufficient to pay the entire indebtedness on the debt securities of that series when due; and

•	we have paid all other sums payable by us with respect to the debt securities of that series.

Governing Law

New York law will govern the indentures and the debt securities.

The Trustees

We will name the trustee under the indenture in the applicable prospectus supplement. Each indenture contains limitations on the right of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us. If, however, the trustee acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

Payment and Paying Agents

Unless we inform you otherwise in a prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York; Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Form, Exchange, Registration and Transfer

We will issue the debt securities in registered form, without interest coupons. Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent designated by us. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require payment of any transfer tax or similar governmental charge payable for that registration.

We will appoint the trustee as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption of debt securities of a series or any repurchase of debt securities of a series required under the terms of the series, we will not be required to register the transfer or exchange of:

•	any debt security of that series during a period beginning 15 business days prior to the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security of that series that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Book-Entry Debt Securities

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. The following describes our common stock, preferred stock, certificate of incorporation and bylaws and the rights agreement we have entered into with American Stock Transfer & Trust Company, as rights agent. This description is a summary only. We encourage you to read the complete text of our certificate of incorporation and bylaws and the rights agreement, which we have filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Our common stock is subject to certain restrictions and limitations on ownership by non-United States citizens. See “— Certificate of Incorporation and Bylaws — Foreign Ownership.”

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rights;

•	voting powers;

•	preemptive rights;

•	conversion and exchange rights;

•	redemption rights; and

•	liquidation preferences.

The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering and the name of any transfer agent for that series. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;

•	any voting rights; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

In addition, our preferred stock is subject to certain restrictions and limitations on ownership by non-United States citizens. See “— Certificate of Incorporation and Bylaws — Foreign Ownership.”

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

For purposes of the rights plan described below, our board of directors has designated 2,000,000 shares of preferred stock to constitute the Series A Junior Participating Preferred Stock. For a description of the rights plan, please read “— Stockholder Rights Plan.”

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of preferred stock or common stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•	exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Certificate of Incorporation and Bylaws

Election and Removal of Directors

Our board of directors consists of between one and 16 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors is fixed from time to time by resolution of the board. Our board of directors is divided into three classes serving staggered three-year terms, with only one class being elected each year by our stockholders. At each annual meeting of stockholders, directors are elected to succeed the class of directors whose terms have expired. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Stockholder Meetings

Our certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

Our certificate of incorporation provides that holders of our common stock are not able to act by written consent without a meeting, unless such consent is unanimous.

Amendment of Certificate of Incorporation

The provisions of our certificate of incorporation described above under “— Election and Removal of Directors”, “— Stockholder Meetings” and “— Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose; or

•	the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 90 nor more than 120 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting and the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to reimburse such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment. We have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on our behalf to the fullest extent permitted under Delaware law and our bylaws.

Foreign Ownership

In order to continue to enjoy the benefits of U.S. flag registry for our liftboats, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1936, the Shipping Act of 1916 and applicable federal regulations. Under these regulations, to maintain U.S. citizenship and, therefore, be qualified to engage in U.S. coastwise trade:

•	our president or chief executive officer, our chairman of the board and a majority of a quorum of our board of directors must be U.S. citizens; and

•	at least 75% of the ownership and voting power of each class of our stock must be held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens, as defined in the Merchant Marine Act, the Shipping Act and applicable federal regulations.

In order to protect our ability to register our liftboats under federal law and operate our liftboats in U.S. coastwise trade, our certificate of incorporation contains provisions that limit foreign ownership of our capital stock to a fixed percentage that is equal to 5% less than the percentage that would prevent us from being a U.S. citizen (currently 25%) for purposes of the Merchant Marine Act and the Shipping Act. We refer to the percentage limitation on foreign ownership as the permitted percentage. The permitted percentage is currently 20%.

Our certificate of incorporation provides that:

•	any transfer, or attempted or purported transfer, of any shares of our capital stock that would result in the ownership or control in excess of the permitted percentage by one or more persons who is not a U.S. citizen for purposes of U.S. coastwise shipping will be void and ineffective as against us; and

•	if, at any time, persons other than U.S. citizens own shares of our capital stock or possess voting power over any shares of our capital stock, in each case (either of record or beneficially) in excess of the permitted percentage, we may withhold payment of dividends on and suspend the voting rights attributable to such shares.

Certificates representing our common stock may bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our certificate of incorporation permits us to:

•	require, as a condition precedent to the transfer of shares of capital stock on our records, representations and other proof as to the identity of existing or prospective stockholders;

•	establish and maintain a dual stock certificate system under which different forms of certificates may be used to reflect whether the owner thereof is a U.S. citizen; and

•	redeem any shares held by non-U.S. citizens that exceed the permitted percentage at a price based on the then-current market price of the shares.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Stockholder Rights Plan

We have adopted a preferred share purchase rights plan. Under the plan, each share of our common stock includes one right to purchase preferred stock. The rights will separate from the common stock and become exercisable (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the plan. The plan provides that Lime Rock and Greenhill and their respective affiliates will not be acquiring persons under the plan, and therefore, future acquisitions by them would not be subject to the antitakeover effects of the plan.

Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also confers on our board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $90.00. The rights will expire at the close of business on the tenth anniversary of the effective date of the agreement, unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors will have the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a “flip-over event” under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

Until ten days after the announcement that a person has become an acquiring person, our board of directors may decide to redeem the rights at a price of $0.01 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

At any time after a flip-in event and prior to either a person’s becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, our board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by our board of directors at any time that the rights are redeemable. Thereafter, the provisions of the rights agreement other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

Delaware Business Combination Statute

We have elected to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder”, which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing of Common Stock

Our common is listed on the NASDAQ Global Select Market under the symbol “HERO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase any combination of debt securities, common stock, preferred stock or other securities of our company or any other entity. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants, and procedures by which the number of securities purchasable may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

PLAN OF DISTRIBUTION

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers, through agents or through a combination of these methods.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We may offer and sell any of the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise, by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

Derivative Transactions

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in these sale transactions will be underwriters and will be identified in the applicable prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

The validity of the offered securities and other matters in connection with any offering of the securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Any underwriters will be advised about legal matters relating to any offering by their own legal counsel.

EXPERTS

Our consolidated financial statements appearing in our Annual Report (Form 10-K) for the year ended December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Our consolidated financial statements for the year ended December 31, 2006 appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.